Joanne R. Soslow

215.963.5262

jsoslow@morganlewis.com

January 5, 2015

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Lisa M. Kohl
Attorney-Advisor
Office of Mergers & Acquisitions

Re:	Tucows Inc.
Amendment No. 1 to Schedule TO-I
Filed December 23, 2014
File No. 00 5-49487

 Dear Ms. Kohl:

On behalf of Tucows Inc. (the “Company”), we are responding to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 31, 2014, to Mr. Elliot Noss, Chief Executive Officer of the Company, with respect to the Company’s Amendment No. 1 to Schedule TO-I (the “Amendment No. 1”).

In response to your letter, set forth below is the Staff’s comment in bold followed by the Company’s response.

Letter of Transmittal

1.	We note your response to prior comment 4 and the revised Letter of Transmittal filed on December 23, 2014. Please disclose how you will treat tenders that may be made using the Letter of Transmittal filed on December 8, 2014, if the price at which a shareholder chooses to tender is not within a $0.25 increment.

In the event that a tender is made and is not within a $0.25 increment, the Company will move the tender price to the next higher $0.25 increment. The Company has advised us that in its prior tender offers the shareholders have not had an issue with the Letter of Transmittal increments. In addition, to the extent that any issues arise, the tender offer agent will be available to provide guidance to the shareholders.

Securities and Exchange Commission

January 5, 2015

In addition, please be advised that we are filing Amendment No. 2 to Schedule TO-I which includes an Amended Offer to Purchase and an Amended Letter of Transmittal to clarify for the shareholders the instructions to complete the Letter of Transmittal and the process by which the tender offer will be completed in the event a shareholder provides a tender price that is not within a $0.25 increment.

The Company’s acknowledgement of its responsibility for its disclosures, in the form requested by the Commission, signed by Elliot Noss, Chief Executive Officer of the Company, accompanies this response.

*****************************************

If you have any questions, please feel free to contact me at (215) 963-5262.

Very truly yours,

/s/ Joanne R. Soslow

Joanne R. Soslow

JRS/jtz

Enclosures

c:	Elliott Noss, Tucows Inc.
bcc:	Michael Cooperman, Tucows Inc.

January 5, 2015

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Lisa M. Kohl
Attorney-Advisor
Office of Mergers & Acquisitions

Re:	Tucows Inc.
Amendment No. 1 to Schedule TO-I
Filed December 23, 2014
File No. 005-49487

Dear Ms. Kohl:

In connection with the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 31, 2014, to me with respect to the above referenced filing, Tucows Inc. (the “Company”) hereby acknowledges the following:

    the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Company, a response to your specific comments.

Sincerely,

TUCOWS INC.

By:	/s/ Elliot Noss
	Name:	Elliot Noss
	Title:	Chief Executive Officer